June 1, 2006
Via EDGARLink Transmission and Facsimile
Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	HYPERCOM CORPORATION (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 001-13521
Dear Mr. Krikorian:
This letter responds to the Staff’s comments concerning our Form 10-K for the year ended December 31, 2005 and Form 8-Ks furnished on March 1, 2006 and May 4, 2006 as set forth in the Staff’s letter dated May 5, 2006. We appreciate the purpose of your review is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.
For your convenience, the Staff’s comment is repeated below in bold, with our response to each comment set forth immediately thereafter.
Management’s Discussion and Analysis of Financial Condition and Results of Operations — Comparison of Years Ended December 31, 2004 and 2003 — Net Revenue, page 42
l.	You indicate that the accounting correction related to certain leases that were originated during the first three quarters of 2004. Describe the circumstances leading to the discovery of the error. Indicate why the error was only limited to these particular leases and your procedures for determining that no other leases, including those originating in any other periods, were similarly accounted for in error.

In response to the Staff’s comment, we advise the Staff as follows:

Early in 2004, we modified our standard lease contract for terminal leases originated in the United Kingdom (“UK”). As part of the modification, an inadvertent change was made to certain terminology reducing the actual lease term for consumer customers. As a result, our sales-type lease accounting treatment for these consumer leases was not appropriate. This error was identified by our external auditors in January 2005 while performing their financial statement audit procedures in the UK. Immediately upon confirming the error and quantifying its accounting impact (on February 4, 2005), we issued a press release and filed a Form 8-K announcing the restatement of our 2004 quarterly financial results.

The accounting error was limited to 3,184 consumer leases using the modified lease contract. The accounting for all corporate and all other consumer lease transactions originally accounted for as sales-type leases continued to be correct. Through an examination of the relevant lease records, we accurately and completely identified the lease transactions which were incorrectly accounted for. To provide further assurance as to completeness and accuracy of the lease restatement, our internal auditor also completed on-site procedures.
Item 9A. Controls and Procedures, page 50 — Evaluation of Disclosure Controls and Procedures
2.	We note that your Certifying Officers concluded that your disclosure controls and procedures are effective, “to provide reasonable assurance that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded accurately, processed, summarized and reported within the time periods specified in the SEC rules and forms.” Clarify, if true, that your officers concluded that your disclosure controls and procedures are also effectively designed to ensure that information required to be disclosed in the reports that your file or submit under the Act is accumulated and communicated to your management, including your Certifying Officers, as appropriate to allow timely decisions regarding required disclosure. Ensure the appropriate language is also included in all future quarterly and annual reports filed. We refer you to Exchange Act Rule 13a-15(e).

In response to the Staff’s comment, we confirm that our Certifying Officers concluded that our disclosure controls and procedures are also effectively designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Certifying Officers, as appropriate to allow timely decisions regarding required disclosure. Additionally, we will ensure that the appropriate language is included in all future quarterly and annual reports filed with the Commission.
Item 9A. Controls and Procedures, page 50 — Changes in Internal Control over Financial Reporting
3.	We note your disclosure that “[e]xcept as noted above, there was no significant change in [y]our internal control over financial reporting that occurred during [y]our most recently completed fiscal quarter...” (emphasis added). Confirm to us, if correct, that there was a change in your internal control over financial reporting that occurred during the period covered by such reports that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Ensure that you clearly state in all future quarterly and annual reports whether there were any such changes in your internal control over financial reporting, as applicable.

In response to the Staff’s comment, we confirm that there were several changes in our internal control over financial reporting that occurred in the fiscal year ended December 31, 2005. Changes were made to remediate the two material weaknesses existing as of December 31, 2004. The two specific changes included improvements related to 1) contract administration and accounting for leasing transactions and 2) the analysis, evaluation and review of financial information in the year-end financial close process. Throughout 2005, we implemented the following control improvements related to contract administration and accounting for leasing transactions:
•	New policies and procedures were developed, communicated and implemented governing the accounting review and approval of lease contract changes;

•	Increased review by Phoenix-based management over leasing operations and accounting; and

•	Internal audits to ensure proper accounting treatment for leasing transactions.

Control improvements related to the analysis, evaluation and review of financial information in the year-end financial close process included:
•	Hiring of additional financial accounting staff;

•	Improved organizational management of international finance and accounting functions; and

•	Increased review by financial management of transactions involving complex accounting treatment, judgments and/or estimations.
Additionally, we will clearly state in all future quarterly and annual reports filed with the Commission whether there were any such changes in our internal control over financial reporting that occurred during such period covered by such report and that has materially affected, or reasonably like to affect, our internal control over financial reporting.
Consolidated Balance Sheet, page 57
4.	We note that accrued liabilities represent approximately 20% and 14% of total current liabilities as of December 31, 2005 and 2004. In addition, your other liabilities caption represents approximately 10% of your total liability balance as of December 31, 2005. Tell us your consideration of disclosing any item(s) in excess of 5% pursuant to Regulation S-X, Rules 5-02.20 and 5-02.24.

In response to the Staff’s comment, we confirm that with the exception of product warranty liabilities of $5.5 million which were disclosed in Note 10 to our audited financial statements for the year ended December 31, 2005 (on page 76 of our 2005 Form 10-K), no other account or balance included in the accrued liabilities total exceeded $3.4 million (5% of total liabilities). Additionally, we will disclose our product warranty liabilities as a separate line in the balance sheet in all future quarterly and annual reports filed with the Commission.
Note 2. Significant Accounting Policies — Sales-Type Leases, page 62
5.	Tell us what consideration you gave to disclosing how these arrangements meet the criteria of paragraphs 7 and 8 of SPAS 13 for classification as sales-type leases. Also tell us what consideration you gave to including a discussion of the estimates included in meeting the criteria in your Critical Accounting Policies and Estimates section considering that the application of the accounting literature resulted in a restatement of your financial statements in 2004.

In response to the Staff’s comment, we advise the Staff that all of our sales-type lease arrangements meet the criteria set forth in paragraphs 7 and 8 of SFAS 13 for classification as sales-type leases and we believe we have fully complied with the disclosure requirements of paragraph 23 of SFAS 13, including the use of the illustration in Appendix D to SFAS 13 as further guidance.

By way of background, all of the products (principally point-of-sale terminals) under sales-type lease arrangements either involve the transfer of ownership at the end of the lease in accordance with paragraph 7.a of SFAS 13 or the lease terms (as defined in paragraph f) are equal to 75 percent or more of the estimated economic life of the leased property (as defined in paragraph 5.g) in accordance with paragraph 7.c of SFAS 13. Relative to paragraph 8.a of SFAS 13, we evaluate all of our sales-type lease arrangements for credit worthiness and only record a sale if the lease arrangement is deemed to be collectible. Particularly in the UK, where the majority of our leasing activities exist, each individual merchant that enters into a lease arrangement is evaluated for credit by an independent third party and we utilize actual lease performance statistical data from our lease portfolio to estimate any uncollectibility. Paragraph 8.b of SFAS 13 is not applicable as there are no unreimbursable costs, and therefore no important uncertainties exist surrounding such costs associated with our sales-type lease activities.
We believe the use of significant estimates pertaining to sales-type lease activities is fully disclosed within the Critical Accounting Policies and Estimates section of our 2005 Form 10-K. Further, we advise the Staff that the use of estimates was not a factor in the restatement of our financial statements in 2004. The restatement was the result of a change in the terms of our contract that resulted in the lease term not equaling or exceeding 75 percent of the economic useful life of the lease property.
Note 2. Significant Accounting Policies — Revenue Recognition and Contract Accounting, pages 64-65
6.	We note your disclosure indicates that you recognize revenue and allocate fair value pursuant to SOP 97-2, SOP 81-1, SAB 104, SFAS 13 and EITF 00-21. Tell us how you apply the aforementioned guidance to each of the product and services disclosed on pages 8 and 9. In this respect, tell us your accounting policy for each of your different types of revenue arrangements. Please ensure that your response addresses your accounting policy for each unit of accounting as well as how the units of accounting are determined and valued. In addition, tell as what consideration you gave to disclosing such information pursuant to SAB 104, Section B.

In response to the Staff’s comment, we advise the Staff that our accounting policies for each significant revenue stream is as follows:

Products — (Terminals and Peripherals and Transaction Networking Devices, Transaction Management Systems and Application Software) — Revenues from the sale of products including terminals, networking equipment, and peripheral devices during 2005 totaled $211.0 million (86.0% of total revenues). Product sales are generally to end-users, resellers, value added resellers and distributors and the revenue is recognized in accordance with SAB 101 / 104 which state that revenue is generally realized or realizable and earned when all of the following criteria are met:
•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	The purchase price is fixed and determinable; and

•	Collectibility is reasonably assured.
Persuasive evidence that arrangements exist consists of a purchase order and/or a written contract from the customer for all product sales. The majority of our product sales are shipped FOB shipping point and thus revenues are recognized upon shipment. For product sold with shipping terms FOB destination, revenue is recognized upon delivery to the customer. The purchase price for all product sales is fixed and determinable. We have implemented a worldwide credit policy that each International Region is required to follow. Generally, revenue for sales to customers that exceed their established credit limits is deferred until payments reducing the outstanding receivable balance below the established credit limit are received.

End-users, resellers, value added resellers and distributors do not have rights of return, stock rotation rights or price protection. Our product sales do not include an explicit right for a customer to return products (a “return”), except as provided in our standard warranty. Accordingly, all non-warranty related returns are made solely at our discretion. Historically, we have accepted certain requested sales returns and, accordingly, a sales return accrual is recorded to account for potential future sales returns. The period-end sales return accrual balance is adjusted to accrue for 1) any known sales returns that we have agreed-to but for which the returned product has not yet been received at month end and 2) an estimate for potential unknown returns based on historical trends.
Our product sales arrangements include software, standard warranties and support services in addition to product (“multiple deliverables”). Our product sales include software that is inseparable from and incidental to the terminal hardware. Our standard product warranties vary by customer but generally range from one year to five years and cover the manufacturing defects to the base unit and attached peripherals. Our support services consist of a client service help desk.

Revenue arrangements with multiple deliverables are accounted for in accordance with EITF 00-21. Each sale with multiple deliverables is evaluated to determine if the deliverables (items) can be divided into more than one unit of accounting. An item is generally considered a separate unit of accounting if all of the following criteria are met:
•	The delivered item(s) has value to the customer on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control.
Although our software is critical to operations of the terminal, it 1) is not marketed or sold on a standalone basis, 2) can not be disassembled or resold by the customer, 3) is not what customers perceive they are purchasing, and 4) is not subject to free upgrades. Accordingly, the software is not considered a separate deliverable under the product sale arrangement.

Our standard warranty, which covers only manufacturing defects and product performance issues, does not qualify as a separate deliverable under the contract as it is considered a cost of sales charge that is normal to the sale of these types of products. We evaluate our product warranty liability balances monthly based on historical warranty experience and projected future work requirements.

Further, the support services we offer with our product sales do not meet the criteria above as they are incidental to the overall sales. The factors we considered in determining if the software is incidental to the product as a whole included 1) the software is not a significant focus of the marketing effort and is not sold separately, 2) we do not provide post-contract customer support (i.e. installation assistance, training classes, newsletters, on-site visits, or software and data modifications), and 3) we do not incur significant costs associated with this software. Accordingly, incidental support services are combined as a single unit of accounting with the terminal.

We do sell extended warranties and these are considered a separate deliverable under EITF 00-21. Extended warranty revenue is deferred and recognized over the warranty period.

Services — We have three stand-alone service organizations. Revenues recognized by these three service organizations during the year ended December 31, 2005 totaled $32.5 million (13.3% of total revenues). These service organizations operate as stand alone service companies under service contracts with major banks and credit card associations including Redecard, Hipercard, Visanet, American Express and Banamex. Although certain of these institutions also purchase product from us, the service business is performed separately under service contracts. Under our service contracts, we perform repair and maintenance work on our products as well as competitors’ terminals. The routine recurring services are performed in accordance with a service contract that generally covers a one-year service period and is renewed annually. Routine recurring services include terminal repairs, help-desk, on-site technician visits, deployment and the provision of supplies. Our fees for service business vary by customer but generally consist of a monthly fee based on the number of terminals eligible for service work (i.e. number of terminals subject to the contract each month).
Net revenues from service contracts are recognized when the services have been performed and collection of invoiced amounts is reasonably assured. Service revenue amounts received in advance of services being rendered are recorded as deferred revenue.

In addition to routine recurring services, our service organizations perform special “one-off” services which include certain terminal enhancements as requested by the customer. These individual service requests are covered by a signed contract with the customer. Revenue is recognized once the project has been completed and customer acceptance has occurred.

In addition to our terminal service organizations, we have one transaction transport service business. Revenues from our transaction service business totaled $1.7 million (0.7% of total revenues) during 2005. Our transaction transport service business has two main arrangements:
a)	Bell Canada Equipment & Services Support — We have one service contract with Bell Canada to provide the use of networking equipment, services in support of the networking equipment and related software, help desk support, and repair and upgrade services as deemed necessary. In turn, we charge Bell Canada a transaction fee for each transaction transported via our networking equipment as well as certain service related fees for engineering support and for services in excess of those set-out in the contract as needed. Revenue is recognized monthly based upon the services provided during the month as set forth in the terms and conditions contained in our contract with Bell Canada.

b)	US Transaction Transport Services — In the US, certain revenue is generated through transporting transaction data from a point-of-sale or other point-of-interaction to a transaction processor for various types of transactions, including, credit card, ATM, healthcare or any other transaction oriented application. Revenue is recognized monthly based upon transaction time and other services provided during the month as set forth in the terms and conditions contained in each customer’s contract.
For services revenue, revenue is recognized as services are provided in conjunction with SAB 101 / 104 based on the pricing and terms and conditions within each customer’s contract.

Additionally, we believe our Revenue Recognition accounting policy appropriately complies with the disclosure requirements of SAB 104, Section B.

7.	Your disclosure indicates that you recognize revenue and estimate gross profit “upon the attainment of scheduled performance milestones under the percentage-of-completion method.” Clarify how you have determined that contractual milestones appropriately measure progress. We refer you to SOP 97-2, paragraph 90.

In response to the Staff’s comment, we advise the Staff that we do not have any significant long-term contracts other than our contract with the Brazilian Health Ministry. This contract included a detailed schedule of tasks to be completed to reach each milestone. Therefore, the milestones which we used to determine our billings were directly related to the work effort toward completion of the project. In addition, the Health Ministry had to approve and agree that we had performed and completed each task within each milestone prior to billing.
8.	Your disclosure on page 39 indicates that `outsource manufacturing service’ is classified as product revenue. Please tell us the nature (if these services and explain why you believe that it is appropriate to report such service revenue as product revenue. We refer you to Rule 5-03(b)(1) of Regulation S-K.

In response to the Staff’s comment, we advise the Staff that the disclosure on page 39 relates to the sale of product to one of our largest customers in Sweden. We use an outside contract manufacturer to build the product that we in turn sell to such customer. We are not providing a manufacturing service, but rather we are selling product partially built by an outsource contract manufacturer. We understand that the wording in our 2005 Form 10-K could be clarified and we will ensure that appropriate language is included in all future quarterly and annual reports filed with the Commission.
Note 3. Business Review and Restructuring Charges, pages 70-72
9.	Your disclosure states, “As a result of actions arising from the 2005 Business Review, total restructuring charges of $24.3 million were recorded in 2005.” We note that your restructuring charges include ‘warranty charges and product replacement accruals’ and ‘inventory write-downs.’ Tell us why you believe that such costs are associated with exit or disposal activities and are within the scope of paragraph 2 of SFAS 146 (including footnote 1). In addition, clarify how you determined that it is appropriate to record such costs in the current period. As part of your response, please clarify the following:
•	With respect to your warranty charges, clarify how you have determined that you are able to reliably estimate such costs as the scope of your warranties has been extended beyond what is normally given in the course of business and new obligations have been undertaken. In addition, clarify how you determined that such replacement products are not additional elements in your multiple element arrangements.

•	With respect to your inventory write-downs, clarify how you determined that the products were at or near end-of-life. Clarify whether this charge relates to obsolete inventory. In addition, clarify how long you had such inventory recorded on your balance sheet and why you were unable to sell the inventory. As part of your response, indicate your basis for not writing-down the related inventory in any prior period.
In response to the Staff’s comment, we advise the Staff that although we disclosed our charges in Note 3, Business Review and Restructuring Charges, as restructuring charges, we did not separately disclose these charges in a separate line item on our statement of operations (on page 58 of our 2005 Form 10-K). However, we elected to use a broad description of restructuring charges in Note 3 to include all costs that we believed were a direct result of changes in our management structure and a fundamental reorganization that changed the nature and focus of our operations. We felt it was important to emphasize the extent and nature of all management’s actions to change the structure and direction of our operations in Note 3. We also provide the following additional information in response to the Staff’s comment:

Inventory Write-downs — We have historically provided inventory reserves for product considered obsolete and/or excess based on historical usage and forecasted demand. These inventory provisions are considered a normal component of our costs of revenue. During the first half of 2005, we implemented a comprehensive end-of-life (“EOL”) program in which historical and projected sales levels and trends for all products and components were reviewed in an effort to reduce SKUs, streamline our product offerings and focus our sales force on our newer products. Based on this review, certain products were identified for EOL and segmented into three EOL groups: A, B and C. Prior to identification for EOL, these products were being actively sold and were not considered obsolete or excess. Accordingly, inventory reserves had not been recorded unless historical sales and/or forecasted demand resulted in such accounting.
As a result of the EOL decisions, we significantly shortened the period in which EOL products could be sold and redirected sales efforts to our non-EOL products. These strategic decisions changed our future sales forecast demands which resulted in incremental EOL inventory charges. We believe the EOL inventory charges are appropriately described as restructuring charges as these costs were a direct result of changes in our management structure and a fundamental reorganization that affected the nature and focus of our operations.

Warranty Charges and Product Replacement Accruals — The warranty and product replacement programs were not required under our existing standard warranty agreements with our customers and were only offered to a limited number of key customers in an attempt to protect our brand image, accelerate the inventory EOL program, improve our relationship with customers who had less than optimal experiences with certain products and expand market share of our product lines. Each program was negotiated on a customer-by-customer basis and generally consisted of complete replacement of certain poorly performing products that were included on the product end-of-life list. All of the product replaced was on the EOL list and was replaced with newer products with comparable functionality. Similar to the inventory EOL write-downs, we believe the incremental warranty and product replacement accruals recorded in 2005 are appropriately described as restructuring charges as they were a direct result of changes in our management structure and a fundamental reorganization that changed the nature and focus of our operations. The warranty and replacement accrual charges were calculated on a case-by-case basis and include the cost of the replacement product, shipping and other deployment costs, cost of disposing of returned product, and/or cost of engineering change orders to improve functionality. We believe we have sufficient information to reliably estimate each of these costs based on the specific terms of each program as these costs represent liabilities we have incurred with our customers. Additionally, each warranty and replacement accrual charge was only recorded after we reached a binding agreement on the terms of a specific program with each customer and is not part of our standard warranty program or an additional element of any current or future sale.
Note 4. Discontinued Operations, page 72
10.	We note that you made the decision to sell your United Kingdom Lease Business in the fourth quarter of fiscal year 2005 and reported such anticipated disposal as a discontinued operation as of December 31, 2005. Clarify how you met the recognition requirements of paragraph 30 of SFAS 144. In this respect, tell us how you determined that the sale is probable and is expected to qualify for recognition as a completed sale within one year. In this respect, we note your disclosure on page 18 which states, “at this time, a sale agreement has not been reached with any buyer.”

In response to the Staff’s comment, we advise the Staff of the following additional information:

Commencing in 2004, we elected to explore the possibility of selling our UK Lease Business. A presentation was prepared in 2004, and updated in June 2005, that provided an overview of the business and certain detailed financial summaries. At September 30, 2005, we had not yet committed to sell the UK Lease Business as there continued to be uncertainty as to the potential sale price and no tentative offers had been received from any potential buyers. Accordingly, the UK Lease Business was not classified as an asset held for sale in our September 30, 2005 Form 10-Q filing.
During the 2005 4th quarter, we marketed the UK Lease Business and received non-binding purchase offers from three potential buyers. During December 2005 and January 2006, we negotiated terms with each of the potential buyers. During February 2006, we selected one of the purchase offers and received a non-binding term sheet outlining the general structure of the sale. However, a formal purchase and sale agreement had not yet been signed.

We believe the UK Lease Business should be classified as an asset held for sale at December 31, 2005 because all of the following criteria from paragraph 30 of SFAS 144 had been met prior to December 31, 2005:
a)	Management, having the authority to approve the action, committed to the plan to sell the business. Will Keiper, CEO and President, announced his firm commitment to sell the business and the Board of Directors ratified that decision prior to December 31, 2005.

b)	The UK Lease Business was available for immediate sale in its present condition. There were no contractual or other factors that would prevent an immediate sale and we were committed to closing the sale transaction as quickly as is possible once a sale agreement is reached.

c)	An active program to locate a buyer and all other actions required to complete the planned sale were initiated and ongoing as of December 31, 2005.

d)	We considered the sale of the UK Lease Business to be probable. We also continue to believe the sale will be completed prior to June 30, 2006.

e)	The UK Lease Business was being actively marketed throughout the 2005 fourth quarter.

f)	Based on the status of the non-binding term sheet, we believed it is unlikely that significant changes will occur to the plan to sell the UK Lease Business prior to closing.
11.	Clarify why the 2004 amount disclosed for assets of discontinued operations held for sale does not include the current portion of your net investment in sales-type leases.

In response to the Staff’s comment, we advise the Staff that the December 31, 2004 current portion of our net investment in sales-type leases was inadvertently omitted from the assets of the discontinued operations held for sale disclosure in Note 4, Discontinued Operations, on page 72 of our 2005 Form 10-K. We confirm that the December 31, 2005 balances included in the disclosure in Note 4 are complete and accurate.
Note 13. Brazilian Health Ministry Contract, page 82
12.	Your disclosure states that you wrote-off $11.3 million of deferred costs that related to the “final maintenance phase” of your Brazilian Health Ministry contract in the second quarter of fiscal year 2004. Please clarify how you determined that it was appropriate to record the entire expense related to this write-off in the second quarter of fiscal year 2004. In this respect, clarify why you believe that it was appropriate to defer the costs with respect to the final maintenance phase of this contract as opposed to expensing such costs as incurred. We further note that you changed your policy in the second quarter of 2004 to expense maintenance costs as incurred. Please clarify why you believe that determining whether or not to expense costs is a policy election and what consideration you gave to APB Opinion 20 when determining the appropriate reporting for this accounting change.

In response to the Staff’s comment, we advise the Staff that as stated on page 82 of our Form 10-K, the $11.3 million of contract costs written off consisted of an accumulation of scope changes and currency adjustments which had been deferred during the entire performance of the contract. The $11.3 million in deferred costs disclosed in our annual report did not relate to the “final maintenance phase” of the Brazilian Health Ministry contract. The deferred contract costs of $11.3 million represented costs as to which we had valid claim for recovery in accordance with the terms of the contact and requirements of paragraph 65 of SOP 81-1. However, despite having a legal basis for our claim, which was confirmed by our outside legal counsel, and all the appropriate documentation of the costs incurred related to the scope changes and currency adjustments, the term of our contract expired in April 2004 without substantive indications from the Health Ministry regarding our claims or an indication to engage us to support their National health system using the system we designed and developed. We considered their unresponsiveness to be significant negative evidence regarding our ability to collect upon these deferred contract costs. Based on the expiration of the contract in April 2004 and the lack of progress on acknowledging our claims, we elected to write-off the deferred contract costs in the 2004 second quarter.

The maintenance phase of the contract related to the requirement that we operate and run the automated health care system as part of the beta testing aspect of the contract and was considered essential in meeting the overall design, development, implementation and maintenance requirements of the contract. Consequently meeting the performance requirements under the maintenance phase of the contract, which were measured periodically according to the contract milestone schedule, and the accounting for revenues and costs associated with this activity, were considered part of the scope of the initial contract.

We do not consider determining whether or not to expense the costs of the contract, including the costs associated with the maintenance phase, as a policy election, but rather as a change in estimate within APB 20, concerning the collectibility of such costs. All costs associated with the original term of the contract were considered under SOP 81-1, but once we concluded that collection in the 2004 second quarter was doubtful, the proper accounting on a prospective basis, relative to a change in accounting estimate, was to expense the costs as incurred.

13.	We note that your Brazilian Health Ministry contract contains multiple elements, including customized software, hardware and, maintenance. You indicate that you recognize revenue generated from this contract based on the provisions of SOP 81-1. Tell us how you considered the separation and allocation guidance of EITF Issue No. 00-21, paragraph 4.a.iii (including footnote 4) to allocate the arrangement fee to the SOP 81-1 deliverables and any non-SOP 81-1 deliverables, if applicable. In this regard, clarify why you believe that the maintenance element is within the scope of SOP 81-1. We refer you to paragraph 11 of SOP 81-1 (including footnote 1) and SEC Release, Current Accounting Disclosure Issues in the Division of Corporation Finance, Section II.F.2.

In response to the Staff’s comment, we advise the Staff as follows:

We considered this entire contract to be customized and complex as we had not previously offered or sold anything similar, nor was there an existing comparative market product. Accordingly, there was no objective and reliable evidence of the fair value of the undelivered items as discussed in EITF 00-21 and therefore we considered the deliverables within the contract to be combined and accounted for as a single unit of accounting.

With reference to paragraph 11 of SOP 81-1 and considering the nature of the deliverables under this contract, the maintenance element of the contract did not represent a separate service transaction for a product that had been delivered and fully placed into service by the Health Ministry. The maintenance phase was akin to the beta testing procedures that are routinely performed as part of the final phases of a development effort. We were still required to perform additional development based on information learned during the maintenance phases. During and at the end of the maintenance phase, the customer had only placed orders for approximately 10% of the initial 7,000 pilot units in the field for this beta testing. We did not complete the initial contract activity before we made our claim due to the culmination of events described above.
14.	We note that you continue to perform maintenance for the Brazilian Health Ministry and these costs are expensed as incurred. Clarify whether you have also continued to recognize any revenue on this contract and the basis for such recognition. If you have not earned revenue from this contract since 2004, tell us what consideration you gave to disclosing the impact, or expected impact, on gross margin in MD&A.

In response to the Staff’s comments, we advise the Staff that we have not recorded any maintenance or other revenues on the Brazilian Health Ministry contract subsequent to June 30, 2004. Further, the ongoing maintenance costs are being expensed as incurred. We elected not to disclose the impact of the ongoing maintenance costs on gross margin in MD&A as these expenses have been immaterial since the expiration of the contract in April 2004.
Note 19. Supplemental Cash Flow Information, page 89
15.	In your description of cash flows from discontinued operations in 2004, you indicate that $2.9 million of cash used in investing activities relates to cash outlays for loyalty payments associated with long-term sales contract renewals. Describe the nature of these loyalty payments. Tell us why you consider such payments to be an investing activity under paragraphs 15 through 17 of SFAS 95 as opposed to an operating activity.

In response to the Staff’s comment, we advise the Staff that the $2.9 million cash outlay in 2004 was paid to our sole source lease originator in the UK to ensure continued support of lease originations in the UK through May 2007. This loyalty payment was capitalized in 2004 and amortized over the estimated life of the agreement. This cash payment was a payment for an “other productive asset” and we believes qualifies as an investing outflow pursuant to paragraph 17.c of SFAS 95. Additionally, the payment is included in cash flows from discontinued operations as it related to the UK Lease Business.
Form 8-Ks filed on March 1, 2006 and May 4, 2006
16.	We note your use of non-GAAP financial measures including the presentation of several non-GAAP consolidated statements of operations. Please address the following with respect to your use of such non-GAAP measures:
•	In view of the nature, content and format of the presentation of your non-GAAP financial measures, we question whether it complies with Item 100(b) of Regulation G. In this regard we note that presentation of a full non-GAAP statement of income may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles. Please advise.

•	Your presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP gross margin, various non-GAAP operating expense items, non-GAAP income before provision for income taxes and non-GAAP net income. Note that each line item, sub-

total or total for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified, reconciled and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C), 10(e)(1)(i)(D) and 10(e)(2) of Regulation S-K.
•	Demonstrate the usefulness of each non-GAAP measure in assessing performance when these excluded items are a result of your operations and have contributed to your performance. Refer to Questions 8 and 9, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. As part of your response, ensure to demonstrate the way that management uses each non-GAAP measure to conduct or evaluate your business.

•	If you are able to overcome the burden of demonstrating the usefulness of each measure, ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
In response to the Staff’s comment, we advise the Staff as follows:

We do not intend to include in our future earnings releases the presentation of a full non-GAAP statement of operations as was included in our earnings release furnished with our Form 8-Ks on March 1, 2006 and May 4, 2006. In addition, to the extent we include non-GAAP measures in our earnings releases furnished in future Form 8-Ks, we will include all information required by Items 10(e)(1)(i)(C), 10(e)(1)(i)(D) and 10(e)(2) of Regulation S-K, including a reconciliation of the directly comparable GAAP measure for each non-GAAP measure presented, along with an explanation of why we believe each non-GAAP measure provides useful information to investors.

We have included the non-GAAP measures in our earnings releases in response to recurring requests from investors for this information. Below we have set forth our determination of the usefulness of each non-GAAP measure utilized in the Form 8-Ks furnished to the Commission on March 1, 2006 and May 4, 2006.
In the March 1, 2006 Form 8-K, we provided quarterly and full year non-GAAP measures such as non-GAAP gross margin, non-GAAP operating expenses, non-GAAP income before income tax, and non-GAAP net income to provide financial statement readers the ability to identify those expense amounts that are expected to be one-time, non-recurring in nature as well as their resulting impact on income or loss. These items are expected to be one-time and non-recurring in nature as they related directly to a business restructuring activity that was undertaken during 2005. These activities include but are not limited to: headcount reduction, inventory reserves related to end-of-life product announcements, warranty and product replacement accruals, partial off-shoring of research and development, relocation of manufacturing activities, and office closings.

In the context of these activities, we believe that providing supplemental adjusted non-GAAP figures, in addition to measures that comply with GAAP, provides informative disclosure about financial performance and that the results are more readily comparable to future and prior period results. Consistent with this presentation, we rely almost exclusively on non-GAAP or normalized results to evaluate current period performance. For example, trend data charts presented for the Board of Directors review are based on such non-GAAP measures. Our 2006 financial targets were established using such non-GAAP 2005 results. Additionally, we provided 2005 sequential quarterly non-GAAP measures to allow financial statement readers to clearly determine the sequential quarterly impact of one-time non-recurring charges and to reconcile to the twelve month total.

We also provided a non-GAAP consolidated statement of operation that reconciled the impact of the reclassification of our UK-based leasing business that was moved to discontinued operations in the 2005 fourth quarter. This non-GAAP schedule allows financial statement readers to reconcile previously published quarterly figures to the fourth quarter quarterly and full year discontinued operation presentation.

In the May 4, 2006 Form 8-K, we provided quarterly non-GAAP financial measures for comparative purposes. Due to the extensive business review and restructuring activities undertaken in 2005 and the material one-time, non-recurring charges included in the 2005 GAAP results, we believe that adjusted non-GAAP results allow readers useful supplemental information about the comparative financial performance in key areas such as revenue, costs of revenue and gross margin, operating expenses, and tax expenses. Since most line items in the GAAP financial statements were impacted, we believed that a full non-GAAP statement of operations presentation was germane and clearer for the reader to reconcile to the GAAP financials.
As discussed above, in the future we do not intend to include a non-GAAP consolidated statement of operation in our earnings releases.

17.	In your Form 8-K filed on May 4, 2006, you disclose the non-GAAP measure of operating expenses excluding non-cash stock-based compensation expense. If this measure is used in evaluation performance, demonstrate the usefulness of this non-GAAP measure in assessing performance since it excludes recurring items that will have a continuing impact on financial results. We refer you to SAB Topic 14, Section G. Your report should include the disclosure requirements of Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for this non-GAAP measure.

In response to the Staff’s comment, we advise the Staff that in our May 4, 2006 Form 8-K, we provided the non-GAAP measure of operating expenses excluding non-cash share-based compensation expenses in order to facilitate quarter-to-quarter comparisons and to allow investors to see our results through the eyes of management. With the implementation of FAS 123(R), many issuers have utilized similar non-GAAP measures, including some of our competitors. Such non-GAAP measures provide informative disclosure about financial performance and we believe that the results are more readily comparable to prior period results. For instance, we elected to use the non-GAAP measure of operating expenses excluding non-cash share-based compensation expense for internal measurement of certain goals and targets (including our incentive compensation plans) and operating division profitability analysis. We believe that this non-GAAP measure is useful in evaluating our operating results and is a helpful comparison across reporting periods.

To the extent we include such non-GAAP measures in our earnings releases furnished in future Form 8-Ks, we will include all information required by Items 10 of Regulation S-K and follow the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for this non-GAAP measure.
* * * * * * *
With respect to all the preceding responses, we acknowledge the following:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the Staff have any additional questions or comments after reviewing this letter, we would appreciate the opportunity to discuss the comments with the Staff prior to issuance of another comment letter. Please direct any questions about this letter to me at (602) 504-5350 or Doug Reich, Senior Vice President and General Counsel at (602) 504-5055.
Very truly yours,
/s/ Thomas Liguori
Thomas Liguori
Senior Vice President and
Chief Financial Officer

Cc:	William Keiper Doug Reich Steve Pidgeon (Snell & Wilmer L.L.P.)